SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                         Bugaboo Creek Steak House, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of securities)


                                   120035-10-0
                                 (CUSIP Number)


                               Margaret D. Farrell
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                        ---------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)


                                  June 14, 1996
             (Date of Event Which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box. X .

Check the following box if a fee is being paid with the statement ____.

       1)    Name of Reporting Person.      Edward P. Grace III

       2)    Check the appropriate box if a Member of a Group (See Instructions)

       (a)
       (b)          X


       3)     SEC Use Only


       4)     Source of Funds (See Instructions).      Not Applicable


       5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
               Item 2(d)or 2(e).


       6)     Citizenship or Place of Organization.      United States


        Number of               (7)    Sole Voting Power            0
                                                                 ----------
        Shares Bene-
        ficially Owned          (8)    Shared Voting Power       2,428,332
                                                              --------------
        By Each
        Reporting               (9)    Sole Dispositive Power       2,428,332
                                                                 -------------
       Person With
                                (10)   Shared Dispositive Power            0
                                                                     ---------



       11)    Aggregate Amount Beneficially Owned by Each Reporting Person.
                           2,428,332

       12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions).       Not Applicable

       13)    Percent of Class Represented by Amount in Row 11.      46.4%
                                                                 ---------

       14)    Type of Reporting Person (See Instructions).           IN
                                                             ----------

       This statement is filed by Edward P. Grace III pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended, as an amendment to the
Schedule 13G dated February 10, 1995 relating to the Common Stock, par value $.01 per share of Bugaboo Creek Steak House, Inc. filed on February 14, 1995, as amended by Amendment No. 1 thereto dated February 12, 1996 filed on February 14, 1996.

       Item 1.  Security and Issuer

       This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Bugaboo Creek Steak House, Inc., a Delaware corporation ("Bugaboo"). The address of Bugaboo's principal executive office is 1275 Wampanoag Trail, East Providence, Rhode Island 02915.

       Item 2.  Identity and Background.

       (a), (b), (c) and (f) This filing is being made by Edward P. Grace, III. Mr. Grace's principal business office address is 1275 Wampanoag Trail, East Providence, Rhode Island 02915. Mr. Grace is Chairman of the Board, Chief Executive Officer and President of Bugaboo whose principal business address is set forth in Item 1 above.
Mr. Grace is a United States citizen.

       (d) and (e). During the last five years, Mr. Grace has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Item 3.   Source and Amount of Funds or Other Consideration.

       Mr. Grace acquired his shares of Bugaboo Common Stock on January 1, 1994 upon the initial organization of Bugaboo in exchange for his interest in various restaurant operating companies, pursuant to an Agreement and Plan of
Reorganization dated December 30, 1993 filed as Exhibit 2 to Bugaboo's Registration Statement on Form S-1, Registration No. 33-75402.

       Item 4.   Purpose of Transaction.

       On June 14, 1996, Bugaboo Creek Steak House, Inc. ("Bugaboo") announced that it had entered into an Agreement and Plan of Merger (the "Merger Agreement") with Longhorn Steaks, Inc. ("Longhorn") and Whip Merger Corporation ("Merger Corp."), a wholly-owned subsidiary of Longhorn. The Merger Agreement provides that, at the "Effective Time" (as defined in the Merger Agreement), Merger Corp. shall be merged with and into Bugaboo (the "Merger"). Merger Corp. will then cease to exist and Bugaboo will continue as the surviving corporation, as a wholly-owned subsidiary of

Longhorn. By virtue of the Merger, each share of Bugaboo common stock ("Bugaboo Common Stock") outstanding immediately prior to the Effective Time shall be converted into the right to receive shares of the common stock of Longhorn ("Longhorn Common Stock"). The Exchange Ratio for purposes of determining the number of shares of Longhorn Common Stock to be received by Bugaboo shareholders for each share of Bugaboo Common Stock owned shall be equal to $10.25 divided by the Base Period Trading Price of Longhorn Common Stock. The Base Period Trading Price is defined as the average of the daily last sales prices for shares of Longhorn Common Stock during the twenty trading day period ending on the fifth trading day immediately preceding the Closing Date (as defined in the Merger Agreement), provided that the Base Period Trading Price shall not exceed $27.25 nor be less than $24.00. Accordingly, shareholders of Bugaboo Common Stock will receive a minimum of 0.376 and a maximum of 0.427 shares of Longhorn Common Stock per share of Bugaboo Common Stock. Longhorn Common Stock is traded on the NASDAQ Stock Market's National Market under the symbol "LOHO". The closing sale price of Longhorn Common Stock on the NASDAQ National Market on June 17, 1996 was $22.765.

       It is anticipated that the Merger will be tax-free to the Bugaboo shareholders and will be accounted for as a pooling-of-interests. In order to obtain pooling-of-interest treatment, Longhorn will also acquire three non-Bugaboo restaurants which are owned by Mr. Grace alone or jointly by Mr. Grace and Mr. Orr, a director of Bugaboo -- Hemenway's Sea Food in Providence, Rhode Island, Old Grist Mill Tavern in Seekonk, Massachusetts, and Monterey Restaurant in Warwick, Rhode Island. In addition, Longhorn will acquire the limited liability company owned by Bugaboo Directors Grace, Orr and Snowden which holds title to the site of the Bugaboo Creek restaurant located in Springfield, Virginia, and will acquire from Messrs. Grace and Orr real property located in Seekonk, Massachusetts, which is leased to Old Grist Mill Tavern. Longhorn will acquire the three restaurants and related real estate for approximately $3,825,000 payable in Longhorn Common Stock (valued at the Base Period Trading Price) and the assumption of approximately $1,575,000 of existing debt.
       The Merger Agreement is subject to termination by either Bugaboo or Longhorn if the last sale price of Longhorn Common Stock is less than $21.00 per share for five consecutive trading days prior to the Effective Time. The Merger Agreement may also be terminated by Longhorn under certain conditions if Bugaboo, pursuant to the terms of the Merger Agreement and in accordance with the fiduciary duties of Bugaboo's Board of Directors, considers an alternative Acquisition Proposal (as defined in the Merger Agreement) and by Bugaboo if the Bugaboo Board of Directors determines, in the exercise of its fiduciary duties, to recommend to Bugaboo's shareholders an alternative Acquisition Proposal. If the Merger Agreement is terminated as a result of Bugaboo's consideration and/or recommendation of an alternative Acquisition Proposal, Bugaboo must pay the out-of-pocket expenses of Longhorn incurred in connection with the Merger Agreement up to a maximum of $750,000. In addition, if within 10 months following such termination Bugaboo has entered into a Business Combination (as defined in the Merger Agreement), the third party to such Business

Combination must pay to Longhorn the amount of $2,000,000 less any expenses previously paid by Bugaboo to Longhorn.

       The Merger is subject to various conditions customary to transactions of this type, including the approvals of the shareholders of Bugaboo and Longhorn, the receipt of liquor license and other governmental permit approvals, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the consent of Bugaboo's lenders. Subject to these matters, it is anticipated that the Merger will be consummated in late September 1996.

       Item 5.   Interest in Securities of the Issuer.

       (a) Amount Beneficially Owned. As of June 14, 1996, Mr. Grace beneficially owned 2,428,332 shares of a total of 5,238,3321 shares of Common Stock outstanding on such date.
       (b) Percent of Class. The shares of Common Stock beneficially owned by Mr.Grace represent 46.4% of the issuer's outstanding Common Stock.2
       (c)    Number of Shares of Common Stock as to which Mr. Grace has:

              (i)   sole power to vote or to direct the vote       0   .
              (ii)  shared power to vote or to direct the vote     2,428,332 .
              (iii) sole power to dispose or to direct the disposition of
                    2,428,332 .
              (iv)  shared power to dispose or to direct the disposition of 0 .

       (d) Mr. Grace has not effected any transaction in the Common Stock during the past 60 days.

       (e)    Not applicable.

       (f)    Not applicable.

       Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Mr. Grace has entered into a Stockholder Agreement with Longhorn and Bugaboo dated as of June 14, 1996, pursuant to which he has (i) agreed to vote all of his shares
- --------
1 Includes 5,225,000 shares outstanding based on the issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, plus 13,332 shares acquirable by Mr. Grace under options exercisable by Mr. Grace as of June 14, 1996.

2 The 2,428,332 shares of Common Stock beneficially owned by Mr. Grace include 13,332 shares issuable upon exercise of options granted to Mr. Grace under Bugaboo's 1994 Stock Plan.

in favor of the Merger and against any Competing Transaction (as defined in the Stockholder Agreement) and (ii) granted an irrevocable proxy (for the term of the Stockholder Agreement) to Richard E. Rivera and Anne D. Huemme, Chief Executive Officer and Chief Financial Officer, respectively, of Longhorn, to vote his shares in favor of the Merger and against any Competing Transaction. In addition, Mr. Grace has agreed not to (A) directly or indirectly, solicit, initiate or encourage the submission of any "takeover proposal" (as defined in the Stockholder Agreement) or participate in any discussions or negotiations, furnish information or take any other action to facilitate any inquiries or the making of a takeover proposal or (B) transfer any shares of Bugaboo Common Stock or enter into any agreement with respect to the transfer or voting of his shares. The Stockholder Agreement terminates upon termination of the Merger Agreement in accordance with its terms.

        At closing of the Merger, Mr. Grace will be appointed as a director of Longhorn and will continue to serve as President of Bugaboo with responsibility for its operations. As a result of the transactions contemplated by the Merger Agreement, Mr. Grace will beneficially own between 976,236 shares (9.23%) and 1,108,637 shares (10.21%) of the outstanding Longhorn Common Stock.

       The Longhorn Common Stock issued in the Merger will be registered and available for sale into the public marketplace. However, Mr. Grace will be subject to a lock-up agreement which prohibits the sale of Longhorn Common Stock received by him in the Merger until Longhorn publishes financial statements for a period ending after the Merger which includes at least 30 days of combined operations of Longhorn and Bugaboo. Bugaboo has stated that it expects this date to be mid-November 1996. In addition, Mr. Grace will be limited by the provisions of Section 16 of the Securities Exchange Act of 1934, as amended, from selling any of the Longhorn Common Stock received by him in the transaction until six months following the Effective Time of the Merger. Mr. Grace will have the right to require registration of his Longhorn Common Stock during the two-year period from the date of the Stockholder Agreement if he ceases to be a director of Longhorn.

       Except as described herein and in Items 4 and 5 of this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named or referred to in Item 2 or between such person and any person with respect to any securities of Bugaboo.

       Item 7.  Material to be Filed as Exhibits.

       (1) Agreement and Plan of Merger dated as of June 14, 1996, among Bugaboo Creek Steak House, Inc., Longhorn Steaks, Inc., and Whip Merger Corporation.

       (2) Stockholder Agreement dated as of June 14, 1996 among Longhorn Steaks, Inc., Bugaboo Creek Steak House, Inc. and Edward P. Grace III.

                                                    SIGNATURES



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               /s/ Edward P. Grace III
                                               Edward P. Grace III


Dated:  June 24, 1996

                                    EXHIBIT 1








                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                         BUGABOO CREEK STEAK HOUSE, INC.

                             WHIP MERGER CORPORATION

                                       AND

                              LONGHORN STEAKS, INC.

                            Dated as of June 14, 1996

                                TABLE OF CONTENTS
                                      Page

Parties.....................................................................1
Preamble....................................................................1

ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER................................1
     1.1    Merger..................................... ....................1
     1.2    Time and Place of Closing ......................................2
     1.3    Effective Time..................................................2
ARTICLE 2 - TERMS OF MERGER.................................................2
     2.1    Charter.........................................................2
     2.2    Bylaws..........................................................2
     2.3    Directors and Officers..........................................2
ARTICLE 3 - MANNER OF CONVERTING SHARES.....................................3
     3.1    Conversion of Shares............................................3
     3.2    Anti-Dilution Provisions........................................3
     3.3    Shares Held by BCS or LSI...................................... 4
     3.4    Fractional Shares...............................................4
     3.5    Conversion of Stock Options.....................................4
ARTICLE 4 - EXCHANGE OF SHARES..............................................5
     4.1    Exchange Procedures.............................................5
     4.2    Rights of Former BCS Shareholders...............................6
ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF BCS...........................6
     5.1    Organization, Standing, and Power...............................6
     5.2    Authority; No Breach By Agreement................................7
     5.3    Capital Stock....................................................7
     5.4    BCS Subsidiaries.................................................8
     5.5    SEC Filings; Financial Statements................................9
     5.6    Absence of Undisclosed Liabilities...............................9
     5.7    Absence of Certain Changes or Events............................10
     5.8    Tax Matters.....................................................10
     5.9    Assets..........................................................11
     5.10   Intellectual Property...........................................12
     5.11   Environmental Matters...........................................12
     5.12   Compliance With Laws............................................13
     5.13   Labor Relations.................................................14
     5.14   Employee Benefit Plans..........................................14
     5.15   Material Contracts..............................................15
     5.16   Legal Proceedings...............................................16
     5.17   Reports.........................................................16
     5.18   Statements True and Correct.....................................17
     5.19   Accounting, Tax and Regulatory Matters..........................17
     5.20   State Takeover Laws.............................................17

     5.2    Charter Provisions.............................................18
     5.22   Shareholders' Agreement........................................18
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF LSI..........................18
     6.1    Organization, Standing, and Power..............................18
     6.2    Authority; No Breach By Agreement..............................18
     6.3    Capital Stock..................................................19
     6.4    SEC Filings; Financial Statements..............................19
     6.5    Absence of Undisclosed Liabilities.............................20
     6.6    Absence of Certain Changes or Events...........................20
     6.7    Compliance With Laws...........................................20
     6.8    Legal Proceedings..............................................21
     6.9    Statements True and Correct....................................21
     6.10   Authority of Sub...............................................22
     6.11   Reports........................................................22
ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION.......................23
     7.1    Affirmative Covenants of BCS...................................23
     7.2    Negative Covenants of BCS......................................23
     7.3    Covenants of LSI...............................................25
     7.4    Adverse Changes in Condition...................................25
     7.5    Reports........................................................26
ARTICLE 8 - ADDITIONAL AGREEMENTS..........................................26
     8.1    Registration Statement; Proxy Statement; Shareholder Approval..26
     8.2    Exchange Listing...............................................27
     8.3    Applications; Antitrust Notification...........................27
     8.4    Filings with State Offices.....................................27
     8.5    Agreement as to Efforts to Consummate..........................27
     8.6    Investigation and Confidentiality..............................28
     8.7    Press Releases.................................................28
     8.8    Certain Actions................................................28
     8.9    Accounting and Tax Treatment...................................29
     8.10   State Takeover Laws............................................29
     8.11   Charter Provisions.............................................29
     8.12   Agreements of Affiliates.......................................29
     8.13   Employee Benefits and Contracts................................30
     8.14   Indemnification and Insurance..................................30
ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE..............31
     9.1    Conditions to Obligations of Each Party........................31
     9.2    Conditions to Obligations of LSI...............................32
     9.3    Conditions to Obligations of BCS...............................35
ARTICLE 10 - TERMINATION...................................................36
     10.1   Termination....................................................36
     10.2   Effect of Termination..........................................38
     10.3   Non-Survival of Representations and Covenants..................38

ARTICLE 11 - MISCELLANEOUS.................................................38
     11.1   Definitions....................................................38
     11.2   Expenses.......................................................45
     11.3   Brokers and Finders............................................45
     11.4   Entire Agreement...............................................46
     11.5   Amendments.....................................................46
     11.6   Waivers........................................................46
     11.7   Assignment.....................................................47
     11.8   Notices........................................................47
     11.9   Governing Law..................................................48
     11.10  Counterparts...................................................48
     11.11  Captions.......................................................48
     11.12  Interpretations................................................48
     11.13  Enforcement of Agreement.......................................48
     11.14  Severability...................................................48
Signatures.................................................................49

                                LIST OF EXHIBITS


Exhibit Number             Description

                           1.     Form of Shareholders' Agreement.  (ss. 5.22).

                          AGREEMENT AND PLAN OF MERGER


              THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of June 14, 1996, by and among BUGABOO CREEK STEAK HOUSE, INC. ("BCS"), a Delaware corporation having its principal office located in East Providence, Rhode Island; WHIP MERGER CORPORATION ("Sub"), a Georgia Corporation having its principal office located in Atlanta, Georgia; and LONGHORN STEAKS, INC. ("LSI"), a Georgia corporation having its principal office located in Atlanta, Georgia.


                                    Preamble

              The Boards of Directors of BCS, Sub and LSI are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of BCS by LSI pursuant to the merger of Sub with and into BCS. At the effective time of such merger, the outstanding shares of the capital stock of BCS shall be converted into the right to receive shares of the common stock of LSI (except as provided herein). As a result, shareholders of BCS shall become shareholders of LSI and BCS shall continue to conduct its business and operations as a wholly-owned subsidiary of LSI. The transactions described in this Agreement are subject to the approvals of the shareholders of BCS, the shareholders of LSI, expiration of the required waiting period under the HSR Act, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and for accounting purposes shall qualify for treatment as a pooling of interests.

              Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

              NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:


                                    ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

              1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Sub shall be merged with and into BCS in accordance with the provisions of Section 252 of the DGCL and with the effect provided in Sections 259 and 261 of the DGCL and Section 1107 of the GBCC and with the effect provided in Sections 1106 and 1107 of the GBCC (the "Merger"). BCS shall be the Surviving Corporation resulting from the Merger and shall become a wholly-owned Subsidiary of LSI and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of BCS, Sub and LSI and by LSI, as the sole shareholder of Sub.

              1.2 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such place as may be mutually agreed upon by the Parties.

              1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware and the Certificate of Merger reflecting the Merger become effective with the Secretary of State of the State of Georgia (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the first business day following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of BCS and LSI approve this Agreement to the extent such approval is required by applicable Law.


                                    ARTICLE 2
                                 TERMS OF MERGER

              2.1 Charter.  The  Certificate of  Incorporation  of BCS in effect
immediately   prior  to  the  Effective   Time  shall  be  the   Certificate  of
Incorporation of the Surviving Corporation until otherwise amended or repealed.

              2.2 Bylaws. The Bylaws of BCS in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise amended or repealed.

              2.3 Directors and Officers. The directors of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of BCS in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.


                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

              3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of LSI, BCS, Sub or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

                    (a) Each share of LSI Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                    (b) Each share of Sub Common Stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into one share of BCS Common
                                                      Stock.

              (c) Each share of BCS Common Stock excluding shares held by any BCS Company or any LSI Company issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive that multiple of a share of LSI Common Stock (the "Exchange Ratio") obtained by dividing $10.250 (the "Per Share Purchase Price") by the Base Period Trading Price (defined to mean the average of the daily last sale prices for the shares of LSI Common Stock for the twenty (20) consecutive trading days on which such shares are actually traded as over-the-counter securities and quoted on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the fifth trading day immediately preceding the Closing Date) and rounded to the third decimal place; provided, that for purposes of this calculation, the Base Period Trading Price shall be deemed to equal (i) $27.250 in the event the Base Period Trading Price is greater than $27.250 or (ii) $24.000 in the event the Base Period Trading Price is less than $24.000 (collectively, $27.250 and $24.000 are referred to as the "Base Period Trading Price Limitations").

              3.2 Anti-Dilution Provisions. In the event LSI changes the number of shares of LSI Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, (i) the Base Period Trading Price Limitations shall be adjusted to appropriately adjust the ratio under which shares of BCS Common Stock will be converted into shares of LSI Common Stock pursuant to Section 3.1(c) of this Agreement, (ii) the Minimum Trading Price shall be appropriately adjusted to reflect such change in the number of shares of LSI Common Stock outstanding, and (iii) if necessary, the anticipated Effective Time shall be postponed for an appropriate period of time agreed upon by the parties in order for the Base Period Trading Price to reflect the market effect of such stock split, stock dividend, or similar recapitalization.

              3.3 Shares Held by BCS or LSI. Each of the shares of BCS Common Stock held by any BCS Company or by any LSI Company shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

              3.4 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of BCS Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of LSI Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of LSI Common Stock multiplied by the market value of one share of LSI Common Stock at the Effective Time. The market value of one share of LSI Common Stock at the Effective Time shall be the last sale price of LSI Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

              3.5   Conversion of Stock Options.

                    (a) At the Effective Time, each option or other right to purchase shares of BCS Common Stock pursuant to stock options or stock appreciation rights ("BCS Options") granted by BCS under the BCS Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to LSI Common Stock, and LSI shall assume each BCS Option, in accordance with the terms of the BCS Stock Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) LSI and its Stock Option Committee shall be substituted for BCS and the Committee of BCS's Board of Directors (including, if applicable, the entire Board of Directors of BCS) administering such BCS Stock Plan, (ii) each BCS Option assumed by LSI may be exercised solely for shares of LSI Common Stock (or cash in the case of stock appreciation rights), (iii) the number of shares of LSI Common Stock subject to such BCS Option shall be equal to the number of shares of BCS Common Stock subject to such BCS Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price under each such BCS Option shall be adjusted by dividing the per share exercise price under each such BCS Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause
(iii) of the preceding sentence, LSI shall not be obligated to issue any fraction of a share of LSI Common Stock upon exercise of BCS Options and any fraction of a share of LSI Common Stock that otherwise would be subject to a converted BCS Option shall represent the right to receive a cash payment upon exercise of such converted BCS Option equal to the product of such fraction and the difference between the market value of one share of LSI Common Stock at the time of exercise of such Option and the per share exercise price of such Option. The market value of one share of LSI Common Stock at the time of exercise of an Option shall be the last sale price of the LSI Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the last trading day preceding the date of exercise. In addition, notwithstanding the clauses (iii) and (iv) of the first sentence of this Section 3.5, each BCS Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. BCS agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.5, including using its reasonable efforts to obtain from each holder of a BCS Option any Consent or Contract that may be deemed necessary or advisable in order to effect the transactions contemplated by this Section 3.5.

                    (b) As soon as practicable after the Effective Time, LSI shall deliver to the participants in each BCS Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such BCS Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and LSI shall comply with the terms of each BCS Stock Plan to ensure, to the extent required by, and subject to the provisions of, such BCS Stock Plan, that BCS Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, LSI shall take all corporate action necessary to reserve for issuance sufficient shares of LSI Common Stock for delivery upon exercise of BCS Options assumed by it in accordance with this
Section 3.5. As soon as practicable after the Effective Time, LSI shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of LSI Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, LSI shall administer the BCS Stock Plan assumed pursuant to this
Section 3.5 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the BCS Stock Plan complied with such rule prior to the Effective Time.


                                    ARTICLE 4
                               EXCHANGE OF SHARES

              4.1 Exchange Procedures. Promptly after the Effective Time, LSI and BCS shall cause the exchange agent selected by LSI (the "Exchange Agent") to mail to the former shareholders of BCS appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of BCS Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). The Exchange Agent may establish reasonable and customary rules and procedures in connection with its duties. After the Effective Time, each holder of shares of BCS Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of BCS Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of LSI Common Stock to which such holder may be otherwise entitled (without interest). LSI shall not be obligated to deliver the consideration to which any former holder of BCS Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of BCS Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of BCS Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither LSI, the Surviving Corporation nor the Exchange Agent shall be liable to a holder of BCS Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law. Adoption of this Agreement by the shareholders of BCS shall constitute ratification of the appointment of the Exchange Agent.

              4.2 Rights of Former BCS Shareholders. At the Effective Time, the stock transfer books of BCS shall be closed as to holders of BCS Common Stock immediately prior to the Effective Time and no transfer of BCS Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of BCS Common Stock (other than shares to be canceled pursuant to Sections 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by BCS in respect of such shares of BCS Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by LSI on the LSI Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of LSI Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of LSI Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of BCS Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such BCS Common Stock certificate, both the LSI Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such certificate.


                                    ARTICLE 5
                      REPRESENTATIONS AND WARRANTIES OF BCS

              BCS hereby represents and warrants to LSI as follows:

              5.1 Organization, Standing, and Power. BCS is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. BCS is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BCS.

              5.2   Authority; No Breach By Agreement.

                    (a) BCS has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BCS, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of BCS Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by BCS. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of BCS, enforceable against BCS in accordance with its terms.

                    (b) Neither the execution and delivery of this Agreement by BCS, nor the consummation by BCS of the transactions contemplated hereby, nor compliance by BCS with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of BCS's Certificate of Incorporation or Bylaws, or (ii) except as disclosed in Section 5.2 of the BCS Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any BCS Company under, any Contract or Permit of any BCS Company, except for any such Default, Consent or Lien that would not have a Material Adverse Effect on BCS or on any restaurant owned or operated by BCS, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any BCS Company or any of their respective material Assets.

                    (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by BCS of the Merger and the other transactions contemplated in this Agreement.

              5.3   Capital Stock.

                    (a) The authorized capital stock of BCS consists of 20,000,000 shares of BCS Common Stock, of which 5,225,000 shares are issued and outstanding as of the date of this Agreement and not more than 5,225,000 shares, plus any shares issued as the result of an exercise of an option existing as of the date of this Agreement, will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of BCS are duly and validly issued and outstanding and are fully paid and nonassessable under the DGCL . None of the outstanding shares of capital stock of BCS has been issued in violation of any preemptive rights of the current or past shareholders of BCS. BCS has reserved 600,000 shares of BCS Common Stock for issuance under the BCS Stock Plans, pursuant to which options to purchase not more than 452,194 shares of BCS Common Stock are outstanding.

                    (b) Except as set forth in Section 5.3(a) of this Agreement, or as disclosed in Section 5.3 of the BCS Disclosure Memorandum, there are no shares of capital stock or other equity securities of BCS outstanding and no outstanding Rights relating to the capital stock of BCS.

              5.4 BCS Subsidiaries.  BCS has disclosed in Section 5.4 of the BCS
Disclosure Memorandum all of the BCS Subsidiaries (identifying its jurisdiction of incorporation, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership). Except as disclosed in Section
5.4 of the BCS Disclosure Memorandum, BCS or one of its wholly-owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each BCS Subsidiary. No capital stock (or other equity interest) of any BCS Subsidiary is or may become required to be issued (other than to another BCS Company) by reason of any Rights, and there are no Contracts by which any BCS Subsidiary is bound to issue (other than to another BCS Company) additional shares of its capital stock (or other equity interests) or Rights or by which any BCS Company is or may be bound to transfer any shares of the capital stock (or other equity interests) of any BCS Subsidiary (other than to another BCS Company). There are no Contracts relating to the rights of any BCS Company to vote or to dispose of any shares of the capital stock (or other equity interests) of any BCS Subsidiary. All of the shares of capital stock (or other equity interests) of each BCS Subsidiary held by a BCS Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the BCS Company free and clear of any Lien. Except as disclosed in Section
5.4 of the BCS Disclosure Memorandum, each BCS Subsidiary is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each BCS Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BCS. The minute book and other organizational documents for each BCS Subsidiary have been made available to LSI for its review, and, except as disclosed in Section 5.4 of the BCS Disclosure Memorandum, are true and complete as in effect as of the date of this Agreement and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

              5.5   SEC Filings; Financial Statements.

                    (a) BCS has timely filed and made available to LSI all SEC Documents required to be filed by BCS since December 31, 1992 or such later date as BCS first filed, or was first obligated to file, such SEC Documents (the "BCS SEC Reports"). The BCS SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and
(ii) did not, at the time they were filed (or, if amended or superseded by a filing, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such BCS SEC Reports or necessary in order to make the statements in such BCS SEC Reports, in light of the circumstances under which they were made, not misleading. No BCS Subsidiary is required to file any SEC Documents.

                    (b) Each of the BCS Financial Statements (including, in each case, any related notes) contained in the BCS SEC Reports, including any BCS SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the Securities and Exchange Commission (the "SEC") with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except to the extent required by changes to GAAP or as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of BCS and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect and any pro forma financial information contained in the BCS Financial Statements is not necessarily indicative of the consolidated financial position of BCS and the BCS Subsidiaries, as the case may be, as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

              5.6  Absence of  Undisclosed  Liabilities.  No BCS Company has any
Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BCS, except Liabilities which are accrued or reserved against in the consolidated balance sheets of BCS as of June 25, 1995 and March 31, 1996, included in the BCS Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, or as disclosed in Section 5.6 of the BCS Disclosure Memorandum. No BCS Company has incurred or paid any Liability since March 31, 1996, except for such Liabilities
(i) discussed in Section 5.6 of the BCS Disclosure Memorandum or (ii) incurred or paid (A) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BCS or (B) in connection with the transactions contemplated by this Agreement. Except as disclosed in Section 5.6 of the BCS Disclosure Memorandum, no BCS Company is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person, other than another BCS Company, for any amount in excess of $25,000.

              5.7 Absence of Certain Changes or Events. Since June 25, 1995, except as disclosed in the BCS Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the BCS Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BCS, and (ii) there has not been: (A) any material damage, destruction or loss (not covered by insurance) with respect to any material assets of any BCS Company that has resulted in a Material Adverse Effect on BCS, (B) any material change by any BCS Company in its accounting methods, principles or practices; (C) any declaration, setting aside or payment of any dividends or distributions in respect of shares of BCS Common Stock or the shares of stock of any BCS Subsidiary or any redemption, repurchase or other reacquisition of any of BCS's equity securities or any of the equity securities of any BCS Subsidiary; (D) any material increase in the benefits under, or the establishment or amendment of, any material bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any material increase in the compensation payable or to become payable to directors, officers or employees of any BCS Company, except for increases in salaries or wages payable or to become payable in the ordinary course of business and consistent with past practice and the granting of stock options as reflected in
Section 5.3 hereof.

              5.8   Tax Matters.

                    (a) Except for such matters as would not have a Material Adverse Effect on BCS, all Tax Returns required to be filed by or on behalf of any of the BCS Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before June 25, 1995, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed are complete and accurate in all Material respects. All Taxes shown to be payable on filed Tax Returns have been paid. To the knowledge of BCS, there is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the BCS Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.8 of the BCS Disclosure Memorandum. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                    (b) None of the BCS Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                    (c) The provision for any Taxes due or to become due for any of the BCS Companies for the period or periods through and including the date of the respective BCS Financial Statements that has been made and is reflected on such BCS Financial Statements is sufficient to cover all such Taxes.

                    (d) Deferred Taxes of the BCS Companies have been provided for in accordance with GAAP.

                    (e) None of the BCS Companies is a party to any Tax allocation or sharing agreement and none of the BCS Companies has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was BCS) or has any Liability for Taxes of any Person (other than BCS and its Subsidiaries) under

Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise.

                    (f) Each of the BCS Companies is in compliance in all material respects with records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply in all material respects with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

                    (g) Except as disclosed in Section 5.8 of the BCS Disclosure Memorandum, none of the BCS Companies has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

                    (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the BCS Companies that occurred during or after any Taxable Period in which the Companies incurred a net operating loss that carries over to any Taxable Period ending after June 25, 1995.

              5.9 Assets. Except as disclosed in Section 5.9 of the BCS Disclosure Memorandum or as disclosed or reserved against in the BCS Financial Statements delivered prior to the date of this Agreement, the BCS Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets. All tangible properties used in the businesses of the BCS
Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with BCS's past practices. All items of inventory of the BCS Companies reflected on the most recent balance sheet included in the BCS Financial Statements delivered prior to the date of this Agreement and prior to the Effective Time consisted and will consist, as applicable, of items of a quality and quantity usable and saleable in the ordinary course of business and conform to generally accepted standards in the industry in which the BCS Companies are a part. All Assets which are material to BCS's business on a consolidated basis, held under leases or subleases by any of the BCS Companies, are held under valid Contracts enforceable in accordance with their respective terms, and each such Contract is in full force and effect.
Section 5.9 of the BCS Disclosure Memorandum sets forth the scope of coverage of all of BCS's insurance policies as of the date of this Agreement, the term of each such policy and the premiums relating thereto. None of the BCS Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Section 5.9 of the BCS Disclosure Memorandum, there are presently no claims pending under such policies of insurance and no notices of denial of any material claim have been received by any BCS Company under such policies. The Assets of the BCS Companies include all Assets required to operate the business of the BCS Companies as presently conducted.

              5.10 Intellectual Property. Section 5.10 of the BCS Disclosure Memorandum sets forth a complete and accurate list of, and a brief description of all governmental registrations or applications for governmental registrations of, all Intellectual Property owned, used or licensed by or to BCS which are used in or necessary for the conduct of BCS's business, except as to which the absence of which would not have a Material Adverse Effect on BCS ("BCS Intellectual Property"). No Person has asserted a claim in writing to BCS that BCS has abandoned any BCS Intellectual Property and, to the Knowledge of BCS, BCS has not abandoned any BCS Intellectual Property. Except as disclosed in
Section 5.10 of the BCS Disclosure Memorandum, an BCS Company owns or has the lawful right to use the BCS Intellectual Property. All BCS Intellectual Property licensed to any BCS Company is identified as "licensed" in Section 5.10 of the BCS Disclosure Memorandum. Except as disclosed in Section 5.10 of the BCS Disclosure Memorandum, use of the BCS Intellectual Property by any of the BCS Companies has not to the Knowledge of BCS misappropriated or infringed on any rights held or owned by any third party, nor has any third party asserted any such claim. No BCS Company is obligated to pay any royalties to any Person (other than another BCS Company) with respect to any BCS Intellectual Property. Except as disclosed in Section 5.10 of the BCS Disclosure Memorandum, every officer or management employee of any BCS Company is a party to a Contract which requires such officer or management employee to keep confidential any trade secrets, proprietary data, customer information, or other business information of a BCS Company, and, to the Knowledge of BCS, no officer is party to, nor to the Knowledge of BCS has BCS received any notice of any other management employee being a party to, any Contract with any Person other than a BCS Company which requires such officer or management employee to assign any interest in any Intellectual Property to any Person other than a BCS Company or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a BCS Company. Except as disclosed in Section 5.10 of the BCS Disclosure Memorandum, to the Knowledge of BCS, no officer of any BCS Company is party to, nor to the Knowledge of BCS has BCS received any notice of any other management employee being a party to, any Contract which restricts or prohibits such officer or management employee from engaging in activities competitive with any Person, including any BCS Company.

              5.11         Environmental Matters.

                    (a) Except as would not have a Material Adverse Effect on BCS, each BCS Company, its Participation Facilities, and its Operating
Properties are, and have been during the period of any BCS Company's ownership or operation, in compliance with all Environmental Laws.

                    (b) There is no Litigation pending or, to the Knowledge of BCS, threatened before any court, governmental agency, or authority or other forum in which any BCS Company or any of its Operating Properties or Participation Facilities (or BCS in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any BCS Company or any of its Operating Properties or

Participation Facilities, nor, to the Knowledge of BCS, is there any reasonable basis for any Litigation of a type described in this sentence.

                    (c) During the period of (i) any BCS Company's ownership or operation of any of their respective current properties, (ii) any BCS Company's participation in the management of any Participation Facility, or (iii) any BCS Company's holding of a security interest in an Operating Property, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or to the Knowledge of BCS reasonably likely to affect) such properties, except as would not have a Material Adverse Effect on BCS. Prior to the period of (i) any BCS Company's ownership or operation of any of their respective current properties, (ii) any BCS Company's participation in the management of any Participation Facility, or (iii) any BCS Company's holding of a security interest in a Operating Property, to the Knowledge of BCS, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except as would not have a Material Adverse Effect on BCS.

              5.12 Compliance with Laws. Each BCS Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, except where the failure to possess such Permit or the occurrence of a Default would not have a Material Adverse Effect on BCS or the restaurant to which the Permit relates. Except as disclosed in Section 5.12 of the BCS Disclosure Memorandum, none of the BCS Companies:

                    (a) is in Default under any of the provisions of its Certificate of Incorporation or Bylaws (or other governing instruments);

                    (b) is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for any Default that would not have a Material Adverse Effect on BCS or any restaurants owned or operated by BCS; or

              (c) since January 1, 1993, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any BCS Company is in Material non-compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces which have not been resolved, (ii) threatening to revoke any Permits, or (iii) requiring any BCS Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking.

Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to LSI.

              5.13 Labor Relations. Except as disclosed in Section 5.13 of the BCS Disclosure Memorandum, no BCS Company is the subject of any Litigation asserting that it or any other

BCS Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other BCS Company to bargain with any labor organization as to wages or conditions of employment, nor is any BCS Company party to any collective bargaining agreement, nor is there any strike or other labor dispute involving any BCS Company, pending or threatened, or to the Knowledge of BCS, is there any activity involving any BCS Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

              5.14         Employee Benefit Plans.

                    (a) BCS has disclosed in Section 5.14 of the BCS Disclosure Memorandum, and has delivered or made available to LSI prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any BCS Company or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "BCS Benefit Plans"). Any of the BCS Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a " BCS ERISA Plan."

                    (b) All BCS Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BCS. Each BCS ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and BCS is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No BCS Company has engaged in a transaction with respect to any BCS Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any BCS Company to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

                    (c) No BCS ERISA Plan is, and no BCS Company has ever maintained or contributed to, a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) or a multiemployer plan within the meaning of Section 3(37) of ERISA. No BCS Company has provided, or is required to provide, security to any defined benefit plan or any single-employer plan of any entity which is considered one employer with BCS under Section 4001 of ERISA or
Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") pursuant to Section 401(a)(29) of the Internal Revenue Code.

                    (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any BCS Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No BCS Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any BCS Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

                    (e) Except as disclosed in Section 5.14 of the BCS Disclosure Memorandum, no BCS Company has any Liability for retiree health and life benefits under any of the BCS Benefit Plans and there are no restrictions on the rights of such BCS Company to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder.

                    (f) Except as disclosed in Section 5.14 of the BCS Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any BCS Company from any BCS Company under any BCS Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any BCS Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

                    (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any BCS Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the BCS Financial Statements to the extent required by and in accordance with GAAP.

              5.15 Material Contracts. Except as disclosed in Section 5.15 of the BCS Disclosure Memorandum or otherwise reflected in the BCS Financial Statements, none of the BCS Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for payments to any Person, except for Contracts referred to in Section 5.14(a) of this Agreement and unwritten Contracts with respect to the employment of hourly personnel terminable at will or upon statutorily required notice, (ii) any Contract relating to the borrowing of money by any BCS Company or the guarantee by any BCS Company of any such obligation (other than Contracts for purchase money indebtedness in an aggregate amount not exceeding $50,000, Contracts evidencing trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business),
(iii) any Contract which prohibits or restricts any BCS Company from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract between or among BCS Companies, (v) any Contract involving Intellectual Property, (vi) any lease of real property as lessee or lessor, (vii) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and that are either (x) terminable by each BCS Company that is a party thereto upon not more than sixty (60) days notice without payment or penalty or (y) has a remaining term of not more than six months from the date of this Agreement and involves payments not in excess of $20,000 per year), and (viii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by BCS with the SEC as of the date of this Agreement
(together with all Contracts referred to in Sections 5.9 and 5.14(a) of this Agreement, the " BCS Contract"). With respect to each BCS Contract and except as disclosed in Section 5.15 of the BCS Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no BCS Company is in Default thereunder except for any such Default as would not have a Material Adverse Effect on BCS; (iii) no BCS Company has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of BCS, in Default in any respect, or has repudiated or waived any material provision thereunder. Except as disclosed in Section 5.15 of the BCS Disclosure Memorandum, all of the indebtedness of any BCS Company for money borrowed is prepayable at any time by such BCS Company without penalty or premium.

              5.16 Legal Proceedings. Except as disclosed in Section 5.16 of the BCS Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of BCS, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any BCS Company, or against any director (limited, as to directors, to Litigation with respect to which BCS would have an indemnification obligation under its Certificate of Incorporation or Bylaws) or employee benefit plan of any BCS Company, or against any Asset, interest, or right of any of them, nor, except for matters which would not have a Material Adverse Effect on BCS, are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any BCS Company.
Section 5.16 of the BCS Disclosure Memorandum contains a summary of all instituted or pending Litigation as of the date of this Agreement to which any BCS Company is a party and which names a BCS Company as a defendant or cross-defendant.

              5.17 Reports. Since January 1, 1992, or the date of organization if later, each BCS Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BCS. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, provided, however, that to the extent that the foregoing relates to facts or omission regarding Persons other than BCS and its Affiliates, such representation and warranty is made to BCS's Knowledge.

              5.18 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by any BCS Company or any Affiliate thereof to LSI pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. BCS has furnished LSI with copies of all written BCS Contracts, and such copies are true and correct copies of the written BCS Contracts as such exist on the date of this Agreement. None of the information supplied or to be supplied by any BCS Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by LSI with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any BCS Company or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to each Party's shareholders in connection with the Shareholders' Meetings, and any other documents to be filed by a BCS Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of BCS and LSI, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meetings. All documents that any BCS Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

              5.19 Accounting, Tax and Regulatory Matters. No BCS Company or, to the Knowledge of BCS, any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

              5.20 State Takeover Laws. Each BCS Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws (collectively, "Takeover Laws"), including Section 203 of the DGCL.

              5.21 Charter Provisions. Each BCS Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, Bylaws or other governing instruments of any BCS Company or restrict or impair the ability of LSI or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any BCS Company that may be directly or indirectly acquired or controlled by it.

              5.22 Shareholders' Agreement. Edward P. Grace, III has executed and delivered to LSI an agreement in substantially the form of Exhibit 1.


                                    ARTICLE 6
                      REPRESENTATIONS AND WARRANTIES OF LSI

              LSI hereby represents and warrants to BCS as follows:

              6.1 Organization, Standing, and Power. LSI is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. LSI is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on LSI.

              6.2   Authority; No Breach By Agreement.

                    (a) LSI has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of LSI, subject to the approval of the holders of a majority of the shares of LSI Common Stock present and voting at a special meeting of LSI shareholders at which a quorum is present, which is the only shareholder vote required for approval of this Agreement and consummation of the merger by LSI. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of LSI, enforceable against LSI in accordance with its terms.

                    (b) Neither the execution and delivery of this Agreement by LSI, nor the consummation by LSI of the transactions contemplated hereby, nor compliance by LSI with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of LSI's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any LSI Company under, any Contract or Permit of any LSI Company or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any LSI Company or any of their respective material Assets.

                    (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by LSI of the Merger and the other transactions contemplated in this Agreement.

              6.3   Capital Stock.

                    (a) The authorized capital stock of LSI consists of (i) 25,000,000 shares of LSI Common Stock, of which 8,466,350 shares are issued and outstanding as of the date of this Agreement, and (ii) 10,000,000 shares of LSI Preferred Stock, of which no shares are issued and outstanding. All of the issued and outstanding shares of LSI Capital Stock are, and all of the shares of LSI Common Stock to be issued in exchange for shares of BCS Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the GBCC. None of the outstanding shares of LSI Capital Stock has been, and none of the shares of LSI Common Stock to be issued in exchange for shares of BCS Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of LSI. LSI has reserved 2,018,350 shares of LSI Common Stock for issuance under the LSI Stock Plans, pursuant to which options to purchase no more than 1,238,031 shares of LSI Common Stock are outstanding.

                    (b) Except as set forth in Section 6.3(a) of this Agreement or as disclosed in Section 6.3 of the LSI Disclosure Memorandum, there are no shares of capital stock or other equity securities of LSI outstanding and no outstanding Rights relating to the capital stock of LSI.

              6.4   SEC Filings; Financial Statements.

                    (a) LSI has timely filed and made available to BCS all SEC Documents required to be filed by LSI since December 31, 1992 or such later date as LSI first filed, or was first obligated to file, such SEC Documents (the "LSI SEC Reports"). The LSI SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and
(ii) did not, at the time they were filed (or, if amended or superseded by a filing, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such LSI SEC Reports or necessary in order to make the statements in such LSI SEC
Reports, in light of the circumstances under which they were made, not misleading. No LSI Subsidiary is required to file any SEC Documents.

                    (b) Each of the LSI Financial Statements (including, in each case, any related notes) contained in the LSI SEC Reports, including any LSI SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except to the extent required by changes to GAAP or as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of LSI and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect, and any pro forma financial information contained in the LSI Financial Statements is not necessarily indicative of the consolidated financial position of LSI and the LSI Subsidiaries, as the case may be, as of the respective dates thereof and the consolidated results of operations and cash flows for the period indicated..

              6.5  Absence of  Undisclosed  Liabilities.  No LSI Company has any
Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on LSI, except Liabilities which are accrued or reserved against in the consolidated balance sheets of LSI as of December 31, 1995 and March 31, 1996, included in the LSI Financial Statements or reflected in the notes thereto, or as disclosed in the LSI Disclosure Memorandum. No LSI Company has incurred or paid any Liability since March 31, 1996, except for such Liabilities (i) disclosed in the LSI Disclosure Memorandum or (ii) incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on LSI.

              6.6 Absence of Certain Changes or Events. Since December 31, 1995, except as disclosed in the LSI Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.6 of the LSI Disclosure
Memorandum, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on LSI, and (ii) the LSI Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of LSI contained in Article 7 of this Agreement.

              6.7 Compliance with Laws. Each LSI Company has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted except where the failure to possess such Permit would not have a Material Adverse Effect on LSI or the restaurant to which the Permit relates. Except as disclosed in Section 6.7 of the LSI Disclosure Memorandum, no LSI Company:

                    (a) is in Default of any Laws, Orders or Permits applicable to its business or employees conducting its business, except for any Default that would not have a Material Adverse Effect on LSI or any restaurants owned or operated by LSI; or

              (b) since January 1, 1993, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any LSI Company is in Material non-compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces which have not been resolved, or (iii) requiring any LSI Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business.

Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review (other than a review by the Securities and Exchange Commission of a public offering of equity securities by LSI) or enforcement action by a federal or state securities authority have been made available to BCS.

              6.8 Legal Proceedings. Except as disclosed in Section 6.16 of the LSI Disclosure Memorandum there is no Litigation instituted or pending, or, to the Knowledge of LSI, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any LSI Company, or against any director, employee or employee benefit plan of any LSI Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on LSI, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any LSI Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on LSI.

              6.9 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any LSI Company or any Affiliate thereof to BCS pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any LSI Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by LSI with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any LSI Company or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to each Party's shareholders in connection with the Shareholders' Meetings, and any other documents to be filed by any LSI Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of BCS and LSI, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meetings. All documents that any LSI Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

              6.10 Authority of Sub. Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia as a wholly-owned Subsidiary of LSI. The authorized capital stock of Sub shall consist of 1,000 shares of Sub Common Stock, all of which is validly issued and outstanding, fully paid and nonassessable and is owned by LSI free and clear of any Lien. Sub has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Sub. This Agreement represents a legal, valid, and binding obligation of Sub, enforceable against Sub in accordance with its terms.

              6.11 Reports. Since January 1, 1992, or the date of organization if later, each LSI Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on LSI). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.


                                    ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

              7.1 Affirmative Covenants of BCS. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of LSI shall have been obtained, and except as otherwise expressly contemplated herein, BCS shall and shall cause each of its Subsidiaries to (a) operate its business in the usual, regular, and ordinary course, (b) use its reasonable efforts preserve intact its business organization and Assets and maintain its rights and franchises, and (c) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of
Section 9.1(b) or 9.1(c) of this Agreement, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

              7.2 Negative Covenants of BCS. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, BCS covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer or chief financial officer of LSI, which consent shall not be unreasonably withheld, conditioned or delayed:

                    (a) amend the Certificate of Incorporation, Bylaws or other governing instruments of any BCS Company, or

              (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness under BCS's existing credit line or indebtedness of a BCS Company to another BCS Company) in excess of an aggregate of $50,000 (for the BCS Companies on a consolidated basis) except in the ordinary course of the business of BCS Subsidiaries consistent with past practices, or impose, or suffer the imposition, on any Asset of any BCS Company of any Lien or permit any such Lien to exist (other than in connection with Liens in effect as of the date hereof that are disclosed in the BCS Disclosure Memorandum); or

                    (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any BCS Company, or declare or pay any dividend or make any other distribution in respect of BCS's capital stock; or

              (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof or granted after the date hereof pursuant to the General Manager Stock Incentive Program (the "GM Program") and pursuant to the terms thereof in existence on the date hereof, or as disclosed in Section 7.2(d) of the BCS Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of BCS Common Stock or any other capital stock of any BCS Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                    (e) adjust, split, combine or reclassify any capital stock of any BCS Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of BCS Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any BCS Subsidiary (unless any such shares of stock are sold or otherwise transferred to another BCS Company) or any Asset having a book value in excess of $10,000 other than in the ordinary course of business for reasonable and adequate consideration; or

              (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned BCS Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

                    (g) grant any increase in compensation or benefits to the employees or officers of any BCS Company, except in accordance with past practice as disclosed in Sections 5.14 and 5.15 of the BCS Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 5.15 of the BCS Disclosure Memorandum; and enter into or amend any severance agreements with officers of any BCS Company; grant any material increase in fees or other increases in compensation or other benefits to directors of any BCS Company except in accordance with past practice disclosed in Sections 5.14 and 5.15 of the BCS Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

                    (h) enter into or amend any employment Contract between any BCS Company and any Person (unless such amendment is required by Law and except for increases in compensation or benefits in accordance with past practice as disclosed in Section 5.15 of the BCS Disclosure Memorandum) that the BCS Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time or upon statutorily required notice;

                    (i) adopt any new employee benefit plan of any BCS Company or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any BCS Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

                    (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                    (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any BCS Company for Material money damages or restrictions upon the operations of any BCS Company; or

                    (l) enter into, terminate or materially modify or amend any Contract involving the payment of $50,000 or more, or waive, release, compromise or assign any material rights or claims, except for: (i) purchases of inventory in the ordinary course of business under existing Contracts without alteration or amendment or pursuant to individual purchase orders for one time, spot purchases; and (ii) Contracts in connection with the construction of restaurants which are within the BCS capital plan for restaurant expansion as disclosed in
Section 7.2 of the BCS Disclosure Memorandum.

              7.3 Covenants of LSI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, LSI covenants and agrees that it shall (x) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the LSI Common Stock and the business prospects of the LSI Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the LSI Companies' core businesses and goodwill with their respective employees and the communities they serve, (y) not declare or pay any dividend or make any distribution in respect of LSI Common Stock, and (z) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any LSI Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of LSI, desirable in the conduct of the business of LSI and its Subsidiaries. LSI further covenants and agrees that it will not, without the prior written consent of the chief executive officer of BCS, which consent shall not be unreasonably withheld, amend the Articles of Incorporation or Bylaws of LSI, in each case, in any manner adverse to the holders of BCS Common Stock as compared to rights of holders of LSI Common Stock generally as of the date of this Agreement.

              7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

              7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.


                                    ARTICLE 8
                              ADDITIONAL AGREEMENTS

              8.1 Registration Statement; Proxy Statement; Shareholder Approval. As soon as practicable after execution of this Agreement, LSI shall prepare and file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of LSI

Common Stock upon consummation of the Merger. BCS shall cooperate in the preparation and filing of the Registration Statement and shall furnish all information concerning it and the holders of its capital stock as LSI may reasonably request in connection with such action. BCS shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon adoption of this Agreement and such other related matters as it deems appropriate. LSI shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders' Meetings, (i) BCS and LSI shall prepare and file with the SEC a Joint Proxy Statement and mail such Joint Proxy Statement to their respective shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Joint Proxy Statement, (iii) the Board of Directors of BCS and LSI shall recommend to their respective shareholders the adoption or approval of this Agreement (subject to the Board of Directors of BCS, after having consulted with and considered the advice of outside counsel, reasonably determining in good faith that the making of such recommendation, or the failure to withdraw or modify its recommendation, would constitute a breach of fiduciary duties of the members of such Board of Directors to BCS's shareholder under applicable law), and (iv) the Board of Directors and officers of BCS and LSI shall use their reasonable efforts to obtain such shareholders' adoption or approval (subject to the Board of Directors of BCS, after having consulted with and considered the advice of outside counsel, reasonably determining in good faith that the taking of such actions would constitute a breach of fiduciary duties of the members of such Board of Directors to BCS's shareholder under applicable law). LSI and BCS shall make all necessary filings with respect to the Merger under the Securities Laws.

              8.2 Exchange Listing. LSI shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq National Market the shares of LSI Common Stock to be issued to the holders of BCS Common Stock pursuant to the Merger, and LSI shall give all notices and make all filings with the NASD required in connection with the transactions contemplated herein.

              8.3 Applications;  Antitrust  Notification.  LSI shall prepare and file, and BCS shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.
To the extent required by the HSR Act, each of the Parties will within fifteen business days of the date hereof file with the United States Federal Trade
Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act and will comply in all material respects with the requirements of the HSR Act. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

              8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, BCS shall execute and file the Certificate of Merger with the Secretary of State of the

State of Delaware and the Certificate of Merger with the Secretary of State of the State of Georgia in connection with the Closing.

              8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

              8.6   Investigation and Confidentiality.

                    (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

                    (b) In addition to the Parties' respective obligations under the Confidentiality Agreement, which is hereby reaffirmed and adopted, and incorporated by reference herein each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

              8.7 Press Releases. Prior to the Effective Time, BCS and LSI shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

              8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no BCS Company nor any Affiliate thereof nor any Representatives thereof retained by any BCS Company shall directly or indirectly solicit any Acquisition Proposal by any

Person. No BCS Company nor any Affiliate or Representative thereof shall furnish any non-public information that is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, provided, however, that prior to such time as the shareholders of BCS shall have adopted and approved this Agreement in accordance with DGCL, nothing in this Section 8.8 shall prohibit the Board of Directors form (i) furnishing information to, or entering into discussions or negotiations with, any Person that makes an unsolicited Acquisition Proposal if and only to the extent that
(A) the Board of Directors of BCS, after having consulted with and considered the advice of outside counsel, reasonably determines in good faith that such actions would be required to comply with its fiduciary duties to BCS's shareholder under applicable Law, and (B) after having consulted with and considered the advice of outside counsel and BCS's financial advisor, BCS's Board of Directors reasonably determines in good faith that the potential Acquiror is highly qualified, or (ii) communicating information about such an Acquisition Proposal to is shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel (included, without limitation, its obligations under Rule 14e-2 promulgated under the 1934 Act.) BCS shall promptly advise LSI following the receipt of any Acquisition Proposal and the details thereof, and advise LSI of any developments with respect to such Acquisition Proposal, including but not limited to, any decision by the Board of Directors to cause any BCS Company to furnish non-public information to the Person making such Acquisition Proposal, promptly upon the occurrence thereof. BCS shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

              8.9 Accounting and Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for pooling-of-interests accounting treatment and treatment as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code for federal income tax purposes.

              8.10 State Takeover Laws. Each BCS Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Law, including Section 203 of the DGCL.

              8.11 Charter Provisions. Each BCS Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, Bylaws or other governing instruments of any BCS Company or restrict or impair the ability of LSI or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any BCS Company that may be directly or indirectly acquired or controlled by it.

              8.12 Agreement of Affiliates. BCS has disclosed in Section 8.12 of the BCS Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of BCS for purposes of Rule 145 under the 1933 Act. BCS shall use its reasonable efforts to cause each such

Person to deliver to LSI not later than 30 days after the date of this Agreement, a written agreement, substantially in the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of BCS Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of LSI Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of LSI and BCS have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Shares of LSI Common Stock issued to such affiliates of BCS in exchange for shares of BCS Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of LSI and BCS have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and LSI shall be entitled to place restrictive legends upon certificates for shares of LSI Common Stock issued to affiliates of BCS pursuant to this Agreement to enforce the provisions of this
Section 8.12). LSI shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of LSI Common Stock by such affiliates.

              8.13 Employee Benefits and Contracts. Following the Effective Time, LSI shall provide generally to officers and employees of the BCS Companies employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of LSI Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the LSI Companies to their similarly situated officers and employees.. For purposes of participation, vesting and (except in the case of LSI retirement plans) benefit accrual under LSI's employee benefit plans, the service of the employees of the BCS Companies prior to the Effective Time shall be treated as service with a LSI Company participating in such employee benefit plans. LSI also shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 8.13 of the BCS Disclosure Memorandum to LSI between any BCS Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the BCS Benefit Plans.

              8.14         Indemnification and Insurance.

       (a) The Certificate of Incorporation and By-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-laws of BCS on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of Persons who at any time prior to the Effective Time were identified as prospective indemnitees (the "Indemnified Parties") under the Certificate of Incorporation or By-laws of BCS in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by Law.

       LSI will not permit the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-laws of any BCS Company on the date of this Agreement to be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties under any such Certificate of Incorporation or By-laws in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by Law.

       (b) LSI hereby guarantees the Surviving Corporation's indemnification obligations pursuant to the Surviving Corporation's Certificate of Incorporation and By-laws.

       (c) LSI shall, or shall cause the Surviving Corporation to, use its reasonable efforts (and BCS shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of five years after the Effective Time BCS's existing directors' and officers' liability insurance policy (provided that LSI may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of BCS given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that neither LSI nor the Surviving Corporation shall be obligated to make aggregate premium payments for such five-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to BCS's directors and officers, 200% of the annual premium payments on BCS's current policy in effect as of the date of this Agreement (the "Maximum Amount").

       (d) This Section 8.14 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs and personal representatives and shall be binding on LSI and Sub and the Surviving Corporation and their respective successors and assigns.


                                    ARTICLE 9
                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

              9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived pursuant to Section 11.6 of this
Agreement:

                    (a) Shareholder Approval. The shareholders of BCS and LSI shall have adopted or approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NASD.

                    (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of LSI would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, LSI would not, in its reasonable judgment, have entered into this Agreement.

                    (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of LSI would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, LSI would not, in its reasonable judgment, have entered into this Agreement.

                    (d)  Legal   Proceedings.   No  court  or   governmental  or
regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

                    (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of LSI Common Stock issuable pursuant to the Merger shall have been received.

                    (f) Exchange Listing. The shares of LSI Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq National Market.
              (g) Tax Matters. Each Party shall have received a written opinion of counsel from Alston & Bird, in form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of BCS Common Stock for LSI Common Stock will not give rise to gain or loss to the shareholders of BCS with respect to such exchange (except to the extent of any cash received), and (iii) none of BCS, LSI or Sub will recognize gain or loss as a consequence of the Merger (except for amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the

Internal Revenue Code). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of BCS and LSI reasonably satisfactory in form and substance to such counsel.

              9.2 Conditions to Obligations of LSI. The obligations of LSI to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by LSI pursuant to Section 11.6(a) of this Agreement:

              (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of BCS set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of BCS set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of BCS set forth in Sections 5.19, 5.20, and 5.21 of this Agreement shall be true and correct in all material respects. There shall not exist (i) inaccuracies in the representations and warranties of the BCS Parties set forth in the Acquisition Agreements (including the representations and warranties set forth in Sections 5.3, 5.19, 5.20, and 5.21 of this Agreement) or (ii) breaches of agreements and covenants of the BCS Parties set forth in the Acquisition Agreements, such that the aggregate effect of such inaccuracies or breaches would have or be reasonably likely to have, a Material Adverse Effect on BCS, assuming, for this purpose only, that BCS was the owner of all of the Assets and Liabilities of all of the BCS Parties; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                    (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of BCS to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with.

                    (c) Certificates. BCS shall have delivered to LSI (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.2 of this Agreement as relates to BCS and in
Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by BCS's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as LSI and its counsel shall request.

              (d) Opinion of Counsel. LSI shall have received an opinion of Hinckley, Allen & Snyder, counsel to BCS, dated as of the Closing, in form reasonably satisfactory to LSI, as to the matters set forth in Exhibit 4.

              (e) Pooling Letters. LSI shall have received letters, a draft dated as of the date of filing of the Registration Statement with the SEC and a final version dated as of the Effective Time, in form and substance reasonably acceptable to LSI, from KPMG Peat Marwick LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment. LSI also shall have received letters, a draft dated as of the date of filing of the Registration Statement with the SEC and a final version dated as of the Effective Time, in form and substance reasonably acceptable to LSI, from KPMG Peat Marwick LLP to the effect that such firm is not aware of any matters relating to BCS and its
Subsidiaries which would preclude the Merger from qualifying for pooling-of-interests accounting treatment.

                    (f) Accountant's Letters. LSI shall have received from KPMG Peat Marwick LLP letters dated not more than five days prior to (i) the date of the Joint Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding BCS, in form and substance reasonably satisfactory to LSI, which letters shall be based upon customary specified procedures undertaken by such firm in accordance with Statement of Auditing Standard No. 72.

                    (g) Affiliates Agreements. LSI shall have received from each affiliate of BCS the affiliates letter referred to in Section 8.12 of this Agreement, to the extent necessary to assure in the reasonable judgment of LSI that the transactions contemplated hereby will qualify for pooling-of-interests accounting treatment.

                    (h) Shareholders' Equity. BCS's shareholders' equity as of the Closing/end of the last fiscal quarter preceding Closing shall not be less than BCS's shareholders' equity as of March 31, 1996, excluding for purposes of the calculation of such shareholders' equity the effects of (i) all costs, fees and charges, including fees and charges of BCS's accountants, counsel and financial advisors, whether or not accrued or paid, that are related to the transaction contemplated by this Agreement, and (ii) any reductions in BCS's shareholders' equity resulting from any actions or changes in policies of BCS taken at the request of LSI.

                    (i) Fairness Opinion. LSI shall have received from The Robinson-Humphrey Company, Inc. a letter, dated not more than five business days prior to the date of the Proxy Statement, to the effect that, in the opinion of such firm, the consideration to be received by LSI connection with the Merger is fair, from a financial point of view, to LSI and its shareholders.

                    (j) Landlord Estoppel Certificates. BCS shall have provided LSI with an estoppel certificate of the landlord under each lease for the Capital Grille restaurant sites, and at least eighty percent (80%) of the leases for the Bugaboo Creek Steak House restaurant sites, which estoppel certificate shall be dated as close to the date on which the

Effective Time occurs as LSI shall reasonably request and shall provide in substance that: (i) the lease is in full force and effect; (ii) the landlord is not in Default thereunder; (iii) the landlord has not repudiated or waived any material provision of such lease; and (iv) no party to such lease other than such landlord is, to the knowledge of the landlord, in Default in any respect under such lease or has repudiated or waived any material provision thereunder.

                    (k) Title Matters. BCS shall have delivered to LSI one or more title commitments for policies of leasehold title insurance with respect to the leases of restaurant sites to which any of the BCS Subsidiaries is a party and one or more title commitments for policies of owner's title insurance with respect to real property owned by any of the BCS Companies, which leasehold title commitments shall reflect that the landlord of each such site holds title to the site free of any encumbrance securing debt to any Person other than Persons with whom the relevant BCS Company has a non-disturbance and attornment agreement, and no other exception which would have a Material Adverse Effect on the value of the property or BCS's use thereof and which owner's title commitments shall reflect no exceptions to title which would have a Material Adverse Effect on the value of the property or BCS's use thereof. LSI shall notify BCS of any objections to the exceptions reflected in such title commitments within Twenty-One (21) days following the date on which BCS shall deliver to LSI each title commitment, together with copies of all recorded documents listed as title exceptions therein.

                    (l) BCS Audit. BCS shall have delivered to LSI the audited consolidated balance sheet (including related notes and schedules, if any) as of June 30 , 1996, and the consolidated statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the fiscal year then ended of BCS and its Subsidiaries together with the report of KPMG Peat Marwick LLP thereon, at least thirty (30) days prior to the Effective Time.

                    (m) Stock Options. The compensation or other relevant committee of BCS's Board of Directors shall have taken, or caused to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable to effect the conversion of all BCS Options into rights with respect to LSI Common Stock, as contemplated by Section 3.5 hereof, without any other change in the terms of the BCS Options, including, but not limited to, any acceleration (except the automatic acceleration of options granted under the Bugaboo Creek Steak House, Inc. Non-Employee Director Stock Plan) of the vesting of the BCS Options.

                    (n) Acquisition Agreements. Each and all of the agreements and covenants of the parties to the Acquisition Agreements to be performed and complied with pursuant to the Acquisition Agreements and the other agreements and covenants contemplated by the Acquisition Agreements shall be duly performed and complied with prior to or substantially simultaneously with the Effective Time.

              9.3 Conditions to Obligations of BCS. The obligations of BCS to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by BCS pursuant to Section 11.6(b) of this Agreement:

              (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of LSI set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of LSI set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). There shall not exist inaccuracies in the representations and warranties of LSI set forth in this Agreement (including the representations and warranties set forth in Sections 6.3.) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on LSI; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                    (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of LSI to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with.

                    (c) Certificates. LSI shall have delivered to BCS (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.3 of this Agreement as relates to LSI and in
Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by LSI's Board of Directors and shareholders and Sub's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as BCS and its counsel shall request.

                    (d) Opinion of Counsel. BCS shall have received an opinion of Alston & Bird, counsel to LSI, dated as of the Effective Time, in form reasonably acceptable to BCS, as to the matters set forth in Exhibit 5.

                    (e) Accountant's Letters. BCS shall have received from KPMG Peat Marwick LLP letters dated not more than five days prior to (i) the date of the Joint Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding LSI, in form and substance reasonably satisfactory to BCS, which letters shall be based upon customary specified procedures undertaken by such firm.

                    (f) Fairness Opinion. BCS shall have received from Tucker Anthony Incorporated a letter, dated not more than five business days prior to the date of the Proxy

Statement, to the effect that, in the opinion of such firm, the consideration to be received by BCS shareholders in connection with the Merger is fair, from a financial point of view, to such shareholders.

                    (g) Board Representation. LSI and its Board of Directors shall have taken such action as is necessary to elect the Chief Executive Officer of BCS to the LSI Board of Directors effective as of the Effective Time, and further, shall have taken such action as is necessary to elect an additional Person to the LSI Board of Directors, as of the Effective Time, which Person shall be approved by the Chief Executive Officer of BCS.


                                   ARTICLE 10
                                   TERMINATION

              10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the adoption or approval of this Agreement by the shareholders of BCS and LSI or both, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                    (a) By mutual consent of the Board of Directors of LSI and the Board of Directors of BCS; or

                    (b) By the Board of Directors of either Party in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                    (c) By the Board of Directors of either Party in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                    (d) By the Board of  Directors  of either Party in the event
(i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of BCS or LSI fail to adopt or approve this Agreement and the transactions contemplated hereby as required by the DGCL and GBCC and the rules of the NASD at the Shareholders' Meetings where the transactions were presented to such shareholders for adoption or approval and voted upon; or

                    (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by December 31, 1996, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

                    (f) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in
Section 10.1(e) of this Agreement; or

              (g) By LSI, in the event that BCS shall have notified LSI of the receipt of any Acquisition Proposal and the determination of the Board of Directors of BCS to cause any BCS Company to furnish non-public information to the Person making such Acquisition Proposal and, within thirty (30) days following BCS 's receipt of such Acquisition Proposal the Board of Directors of BCS shall have failed to reaffirm its approval of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal or other transaction involving a merger, share exchange, consolidation or transfer of substantially all of the Assets of BCS; or

                    (h) By BCS, if prior to such time as the shareholders of BCS shall have adopted and approved this Agreement in accordance with DGCL, the Board of Directors of BCS shall have recommended to the shareholders of BCS any other Acquisition Proposal or resolved to do so in accordance with Section 8.8 hereof, or

                    (i) By the Board of Directors of either Party in the event that for any five (5) consecutive trading days prior to the Effective Time the last sale price of the LSI Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) shall be less than $21.00 per share (the "Minimum Trading Price").

              10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c) or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

              10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4 and 11 and Sections 8.12, 8.13 and 8.14 of this Agreement.

                                   ARTICLE 11
                                  MISCELLANEOUS

              11.1         Definitions.

                    (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                    "1933 Act" shall mean the Securities Act of 1933,as amended. "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.
                    "Acquisition Agreements" shall mean this Agreement; the Merger Agreement,dated as of the date hereof, by and among Bentley's Restaurant, Inc. ("BRI"), Whip Pooling Corporation ("WPC") and LSI; the Merger Agreement, dated as of the date hereof, by and among Hemenway's Sea Food, Inc. ("HSF"), WPC and LSI; the Merger Agreement, dated as of the date hereof, by and among Old Grist Mill Tavern, Inc. ("OGM"), WPC and LSI; the Merger Agreement, dated as of the date hereof, by and among GOS Properties L.L.C. ("GOS"), WPC and LSI; and the Purchase Agreement, dated as of the date hereof, by and between Edward P. Grace, III, Samuel L. Orr, Jr. and LSI.
                    "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or a substantial equity interest in, or all or substantially all of the assets of, any of its Subsidiaries.
                    "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.
              "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits, schedules and Disclosure Memoranda delivered pursuant hereto and incorporated herein by reference.
                    "Assets"  of  a  Person   shall  mean  all  of  the  assets,
properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.
                    "BCS Common Stock" shall mean the $.01 par value common stock of BCS.
                    "BCS Companies" shall mean, collectively, BCS and all BCS Subsidiaries.
                    "BCS Disclosure Memorandum" shall mean the written information entitled "Bugaboo Creek Steak Hous, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to LSI describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto. Where any representation or warranty contained in the Agreement is limited or qualified by the materiality of the matters as to which the representation or warranty is given, the inclusion of any matter in the Disclosure Memorandum does not constitute a determination by BCS that such matters are material.
                    "BCS Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of BCS as of March 31, 1996, and as of June 25, 1995, June 26, 194, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the forty weeks ended March 31, 1996, and for each of the three fiscal years ended June 25, 1995, June 26, 1994, June 27, 1993, as filed by BCS in SEC Documents, and (ii) the consolidated balance sheets of BCS (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1996.
                    "BCS Parties" shall mean BCS, BRI, HSF, OGM, GOS, Edward P. Grace, III and Samuel L. Orr, Jr.
                    "BCS Stock Plans" shall mean the existing stock option and other stock-based compensation plans of BCS designated as follows: Bugaboo Creek Steak House, Inc. 1994 Stock Plan and Bugaboo Creek Steak House, Inc. Non-Employee Director Stock Plan.
                    "BCS Subsidiaries" shall mean the Subsidiaries of BCS, which shall include the BCS Subsidiaries described in Section 5.4 of this Agreement and any corporation or other organization acquired as a Subsidiary of BCS in the future and held as a Subsidiary by BCS at the Effective Time.
                    "Business Combination" shall mean any of the following involving BCS or its Subsidiaries: (a) any merger, consolidation, share exchange, business combination, or other similar transaction (other than the transactions contemplated by this Agreement); (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of BCS and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions; (c) any purchase of any equity securities involving an acquisition of 20% or more of the outstanding shares of capital stock of BCS, or an aggregate of 20% or more of the outstanding shares of the capital stock of the BCS Subsidiaries, or (d) any binding agreement pursuant to which BCS or its Subsidiaries agree to do any of the foregoing.
              "Certificate of Merger" shall mean the Certificate of Merger to be executed by BCS and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1 of this Agreement and/or the Certificate of Merger to be executed by BCS and filed with the Secretary of State of the State of Georgia relating to the Merger as contemplated by Section
1.1 of this Agreement.
                    "Closing Date" shall mean the date on which the Closing occurs.
                    "Confidentiality Agreement" shall mean that certain Confidentiality Agreement, dated April 7, 1996, between BCS and LSI.
                    "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

              "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.
                    "Default" shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.
                    "DGCL " shall mean the Delaware General Corporation Law. "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material.
                    "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.
                    "Exhibits" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.
                    "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.
                    "GBCC " shall mean the Georgia Business Corporation Code. "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).
              "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
                    "Intellectual Property" shall mean copyrights, patents, trademarks, service marks, service names, trade names, technology rights and licenses, computer software

(including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.
                    "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
                    "Joint Proxy  Statement" shall mean the proxy statement used by BCS  and  LSI to  solicit  the  adoption  or  approval  of  their  respective shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of LSI relating to the issuance of the LSI Common Stock to holders of BCS Common Stock.
                    "Knowledge"  as used  with  respect  to a Person  (including references to such Person being aware of a particular matter) shall mean those facts that are known or should reasonably have been known in the reasonable exercise of their duties by the Chairman, President, Chief Financial Officer, Chief Accounting Officer, and Vice Presidents of
Administration and Real Estate of such Person.
                    "Law"  shall  mean any  code,  law,  ordinance,  regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.
                    "Liability"  shall mean any direct or  indirect,  primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.
              "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.
              "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution or demand letter, or notice (written or oral) by any Person
of governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding alleging potential Liability, or any Regulatory Authority or other federal, state or local governmental agency or department requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.
              "LSI Capital Stock" shall mean, collectively, the LSI Common Stock, the LSI Preferred Stock and any other class or series of capital stock of LSI.
                    "LSI Common Stock" shall mean the no par value common stock of LSI.
                    "LSI Companies" shall mean, collectively, LSI and all
vSubsidiaries.
                    "LSI Disclosure Memorandum" shall mean the written
information entitled "Longhorn Steaks, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to BCS describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.
                    "LSI Financial  Statements"  shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of LSI as of March 31, 1996, and as of December 31, 1995 and 1994, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1996, and for each of the three years ended December 31, 1995, 1994, and 1993, as filed by LSI in SEC Documents, and (ii) the consolidated statements of condition of LSI (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1996.
                    "LSI Preferred Stock" shall mean the no par value preferred stock of LSI.
                    "LSI Stock Plans" shall mean the existing stock option and other stock-based compensation plans of LSI designated as follows: LONGHORN STEAKS, INC. Amended and Restated 1992 Incentive Plan, LONGHORN STEAKS, INC. Stock Option Agreement with Richard E. Rivera and Longhorn Steaks, Inc. 1996 Stock Plan for Outside Directors.
                    "LSI  Subsidiaries"  shall mean the  Subsidiaries of LSI and any corporation or other organization acquired as a Subsidiary of LSI in the future and held as a Subsidiary by LSI at the Effective Time.
              "Material Adverse Effect" on a Party shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (a) changes in Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting principles,
(c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed written Consent of the other Party in contemplation of the transactions contemplated hereby, and (z) the Merger on the operating performance of the Parties, including expenses incurred by the Parties in consummating the transactions contemplated by this Agreement.
                    "Material"   for  purposes  of  this   Agreement   shall  be
determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.
                    "NASD" shall mean the National Association of Securities
Dealers, Inc.
                    "Nasdaq   National  Market"  shall  mean  the  Nasdaq  Stock
Market's National Market of the National Association of Securities Dealers Automated Quotations System.
                    "Operating  Property"  shall mean any property  owned by the
Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.
                    "Order"  shall mean any  administrative  decision  or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.
                    "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.
                    "Party" shall mean either BCS or LSI, and "Parties" shall
 mean both BCS and LSI.
                    "Permit" shall mean any federal,  state,  local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.
                    "Person"   shall  mean  a  natural   person  or  any  legal,
commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.
                    "Registration   Statement"   shall  mean  the   Registration
Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by LSI under the 1933 Act with respect to the shares of LSI Common Stock to be issued to the shareholders of BCS in connection with the transactions contemplated by this Agreement.
              "Regulatory Authorities" shall mean, collectively, the NASD, the SEC, the Federal Trade Commission, the United States Department of Justice, and all other federal, state, county, local or other governmental or regulatory agencies, authorities, instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.
                    "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.
                    "Rights" shall mean all  arrangements,  calls,  commitments,
Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.
                    "SEC  Documents"  shall  mean all forms,  proxy  statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.
                    "Securities Laws" shall mean the 1933 Act, the 1934 Act, the
Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.
                    "Shareholders'  Meetings" shall mean the respective meetings of the shareholders of BCS and LSI to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.
                    "Significant  Subsidiary"  shall mean any  present or future consolidated Subsidiary of the Party in question, the assets of which constitute ten percent (10%) or more of the consolidated assets of such Party as reflected on such Party's consolidated statement of condition prepared in accordance with GAAP.
                    "Sub Common Stock" shall mean the $.01 par value common
stock of Sub.
              "Subsidiaries"     shall mean all those corporations,
associations,  or other business entities of which the entity in question either
(i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), or (ii) in the case of partnerships, serves as a general partner.
                    "Surviving  Corporation"  shall  mean  BCS as the  surviving corporation resulting from the Merger.
                    "Tax  Return"  shall mean any  report,  return,  information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.
                    "Tax" or "Taxes"  shall  mean any  federal,  state,  county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.
                    (b) The  terms  set  forth  below  shall  have the  meanings ascribed thereto in the referenced sections:

              Base Period Trading Price                         Section 3.1(c)
              Effective Time                                    Section 1.3
              Per Share Purchase Price                          Section 3.1(c)
              BCS Contracts                                     Section 5.15
              BCS ERISA Plan                                    Section 5.14
              BCS Options                                       Section 3.5
              BCS Benefit Plans                                 Section 5.14
              Base Period Trading Price Limitation              Section 3.1(c)
              Closing                                           Section 1.2
              ERISA Affiliate                                   Section 5.14(b)
              Exchange Agent                                    Section 4.1
              Exchange Ratio                                    Section 3.1(c)
              GM Program                                        Section 5.3
              Maximum Amount                                    Section 8.14
              Merger                                            Section 1.1
              BCS Intellectual Property                         Section 5.10
              Minimum Trading Price                             Section 10.1(h)
              SEC                                               Section 5.4
              Tax Opinion                                       Section 9.1(h)

                    (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

              11.2         Expenses.

                    (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Joint Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement.

                    (b) Notwithstanding the foregoing, if this Agreement is terminated by LSI pursuant to Section 10.1(g) or by BCS pursuant to Section 10.1(h), then BCS shall promptly pay all the out-of-pocket costs and expenses of LSI, including costs of counsel, investment bankers, actuaries and accountants up to but not exceeding $750,000, upon presentation of such supporting documentation as BCS may reasonably request.

                    (c) In addition to the foregoing, if, after the date of this
Agreement and within ten (10) months following any termination of this Agreement by LSI pursuant to Section 10.1(g) or by BCS pursuant to Section 10.1(h) any third-party shall enter into any Business Combination with BCS or its Subsidiaries, such third-party that is a party to the Business Combination shall pay to LSI, prior to the earlier of consummation of the Business Combination or execution of any letter of intent or definitive agreement with BCS relating to such Business Combination, an amount in cash equal to the sum of

                           (y) Two Million Dollars ($2,000,000), less

                           (z) any amounts previously paid by BCS to LSI
pursuant to subsection (b) of this Section 11.2,

which sum represents additional compensation for LSI's loss as the result of the transactions contemplated by this Agreement not being consummated. In the event such third-party shall refuse to pay such amounts, the amounts shall be an obligation of BCS and shall be paid by BCS promptly upon notice to BCS by LSI.

              11.3 Brokers and Finders. Except for Tucker Anthony Incorporated as to BCS and except for The Robinson-Humphrey Company, Inc. as to LSI, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed on its behalf any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by BCS or LSI, each of BCS and LSI, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

              11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.6(b) of this Agreement, for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.13 and 8.14 of this Agreement.

              11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of BCS Common Stock, there shall be made no amendment that pursuant to Section 251(d) of the DGCL requires further approval by such shareholders without the further approval of such shareholders.

              11.6         Waivers.

                    (a) Prior to or at the Effective Time, LSI, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by BCS, to waive or extend the time for the compliance or fulfillment by BCS of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of LSI under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of LSI.

                    (b) Prior to or at the Effective Time, BCS, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by LSI, to waive or extend the time for the compliance or fulfillment by LSI of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of BCS under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of BCS.

                    (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

              11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

              11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

 BCS:         Bugaboo Creek Steak House, Inc.
              1275 Wampanoag Trail
              East Providence, Rhode Island 02915
              Telecopy Number:  (401) 433-5986

              Attention: Edward P. Grace, III

Copy to Counsel: Hinckley, Allen & Snyder
              1500 Fleet Center
              Providence, Rhode Island 02903
              Telecopy Number:  (401) 277-9600

              Attention: Margaret D. Farrell

 LSI:         Longhorn Steaks, Inc.
              8215 Roswell Road, Building 200
              Atlanta, Georgia  30350
              Telecopy Number:  (770) 399-7796

              Attention: Richard E. Rivera

Copy to Counsel:Alston & Bird
              One Atlantic Center
              1201 West Peachtree Street
              Atlanta, Georgia 30309-3424
              Telecopy Number:  (404) 881-7777
Attention: William H. Avery

              11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

             11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

             11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

             11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

             11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

             11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

              IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                       BUGABOO CREEK STEAK HOUSE, INC.


_/s/Corinne A. Sylvia                    By: /s/ Edward P. Grace III
Secretary                                          President


[CORPORATE SEAL]

ATTEST:                                              LONGHORN STEAKS, INC.


/s/ Anne D. Huemme                              By: Richard E. Rivera
Secretary                                                  President


[CORPORATE SEAL]



ATTEST:                                              WHIP MERGER CORPORATION


/s/ F. Fitzhugh Taylor III                      By: /s/ Richard E. Rivera
Secretary                                                  President


[CORPORATE SEAL]

                                    EXHIBIT 2: Form of Stockholders' Agreement.

                              STOCKHOLDER AGREEMENT


       THIS STOCKHOLDER AGREEMENT (this "Agreement") is made and entered into as of June 14, 1996, by and between Longhorn Steaks, Inc.Whip, Inc., a Georgia Georgiacorporation ("LSIWSI"), Bugaboo Creek Steak House, Inc.Moxie, Inc., a Delaware Delawarecorporation ("BCSMI"), and the undersigned (the "Stockholder").

       WHEREAS, the Stockholder desires that, Whip Merger CorporationWhip Merger Corporation, a wholly owned subsidiary of LSI ("SubSub"), and BCS enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into BCS (the "Merger"); and

       WHEREAS, the Stockholder and BCS are executing this Agreement as an inducement to LSI to enter into and execute, and to cause Sub to enter into and execute, the Merger Agreement;

       NOW, THEREFORE, in consideration of the execution and delivery by LSI and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

       1. Representations and Warranties. The Stockholder represents and warrants to LSI as follows:

              (a) The Stockholder is the record and beneficial owner of the number of shares (such "Stockholder's Shares") of common stock, $.01 par value, of BCS ("BCS Stock") set forth below such Stockholder's name on the signature page hereof. Except for the Stockholder's Shares and any other shares of BCS Stock subject hereto, the Stockholder is not the record or beneficial owner of any shares of BCS Stock. This Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder, enforceable against him in accordance with its terms.

              (b) Neither the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or bound or to which the Stockholder's Shares are subject. If the Stockholder is married and the Stockholder's Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms.
         Consummation by the Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Stockholder or the Stockholder's Shares.

              (c) The Stockholder's Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by the Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

              (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

              (e) The Stockholder is not acquiring any LSI Common Stock with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the 1933 Act) that would be in violation of the securities laws of the United States of America or any state thereof. The Stockholder acknowledges that he, she or it (i) has such knowledge and experience in business and financial matters and with respect to investments in securities to enable the Stockholder to understand and evaluate the risks of an investment in the LSI Common Stock to be acquired by the Stockholder and to form an investment decision with respect thereto and is able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof and (ii) is an "accredited investor" as defined in Rule 501 of Regulation D under the 1933 Act.

              (f) The Stockholder understands and acknowledges that LSI is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by LSI and Sub.

       2. Voting Agreements. While this Agreement is in effect, the Stockholder agrees with, and covenants to, LSI as follows:

              (a) At any meeting of stockholders of BCS called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Stockholders' Meeting"), the Stockholder shall vote (or cause to be voted) the Stockholder's Shares in favor of the Merger, the execution and delivery by BCS of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to reduce the consideration payable in the Merger to a lesser amount of LSI Common Stock or otherwise to materially and adversely impair the Stockholder's rights or increase the Stockholder's obligations thereunder.

              (b) At any meeting of stockholders of BCS or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the

         Stockholder shall vote (or cause to be voted) such Stockholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by BCS or (ii) any amendment of BCS's Articles of Incorporation or Bylaws or other proposal or transaction involving BCS or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

       3. Covenants. While this Agreement is in effect, the Stockholder agrees with, and covenants to, LSI as follows:

              (a) The Stockholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Stockholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shares, except for this Agreement, or (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares; provided, that the Stockholder may transfer (as defined above) any of the Stockholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Stockholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Stockholder" hereunder; provided, that the Stockholder shall not transfer any of the Stockholder's Shares pursuant to the preceding proviso and shall not transfer any other shares of BCS Stock if any such transfer, either alone or in the aggregate with other transfers by other persons who may be affiliates of BCS, would preclude LSI's ability to account for the business combination to be effected by the Merger as a pooling of interests.

              (b) If a majority of the holders of BCS Stock approve the Merger and the Merger Agreement, the Stockholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Stockholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Stockholder may have.

              (c) The Stockholder shall not, nor shall it permit any investment banker, attorney or other adviser or representative of the Stockholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any takeover proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal. For all purposes hereof, "takeover proposal" means any proposal for a merger or other business combination involving BCS or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of BCS or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement and other than any transfer expressly permitted by the proviso to Section 3(a).

       4.     Grant of Irrevocable Proxy; Appointment of Proxy.

              (a) While this Agreement is in effect, the Stockholder hereby irrevocably grants to, and appoints, LSI and Richard E. Rivera, President of LSI, and Anne D. Huemme, Chief Financial Officer of LSI, in their respective capacities as officers of LSI, and any individual who shall hereafter succeed to any such office of LSI, and each of them individually, the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Stockholder's Shares, or grant a consent or approval in respect of such Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to reduce the consideration payable in the Merger to a lesser amount of LSI Common Stock or otherwise to materially and adversely impair the Stockholder's rights or increase the Stockholder's obligations thereunder, and (ii) against any Competing Transaction.

              (b) The Stockholder represents that any proxies heretofore given in respect of the Stockholder's shares are not irrevocable, and that any such proxies are hereby revoked.

              (c) The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked while this Agreement is in effect. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of
Section 212 of the Delaware General Corporation Law as long as this Agreement is in effect.

       5. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation the Stockholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of BCS affecting the BCS Stock, or the acquisition of additional shares of BCS Stock or other voting securities of BCS by any Stockholder, the number of Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of BCS Stock or other voting securities of BCS issued to or acquired by the Stockholder.

       6. Stop Transfer. BCS agrees with, and covenants to, LSI that BCS shall not register the transfer of any certificate representing any of the Stockholder's Shares, unless such transfer is made to LSI or Sub or otherwise in compliance with this Agreement. The Stockholder agrees that, if any certificates representing Stockholder's Shares are released by the pledgee thereof, the Stockholder will tender to BCS, within five business days after the date thereof, any and all certificates representing such Stockholder's Shares and BCS will inscribe upon such certificates the following legend: "The shares of Common Stock, $.01 par value, of Bugaboo Creek Steak House, Inc. represented by this certificate are subject to a Stockholders Agreement dated as of _______, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Bugaboo Creek Steak House, Inc."

         7.       Registration Rights.

                  (a) Registration on Request. Subject to the terms and conditions set forth herein, for a period of two years from the date of this Agreement, if Stockholder ceases to be director of Longhorn Steaks, upon written notice of the Stockholder requesting that LSI effect the registration under the Securities Act, of all or part of the LSI Common Stock issued to Stockholder in the Merger ("Registrable Securities") held by Stockholder, which notice shall specify the intended method or methods of disposition of such Registrable Securities, LSI will use its reasonable efforts to effect (at the earliest practicable date) the registration, under the Securities Act, of such Registrable Securities for disposition in accordance with the intended method or methods of disposition stated in such request, provided that:

                           (i)      if LSI shall have previously effected a
registration with respect to Registrable Securities pursuant to Section 7(c) hereof, LSI shall not be required to effect a registration pursuant to this
Section 7(a) until a period of 180 days shall have elapsed from the effective date of the most recent such previous registration;
                           (ii)     if, upon receipt of a registration request
pursuant  to this  Section  8(a),  LSI is advised  in  writing  by a  recognized national independent investment banking firm selected by LSI that, in such firm's opinion, a registration at the time and on the terms requested would adversely affect any public offering of securities of LSI by LSI (other than in connection with employee benefit and similar plans) or by or on behalf of any shareholder of LSI exercising a demand registration right (collectively, an "LSI Offering") with respect to which LSI has commenced preparations for a registration prior to the receipt of a registration request pursuant to this
Section 7(a), LSI shall not be required to effect a registration pursuant to this Section 7(a) until 90 days after the completion of such LSI Offering;
                           (iii)  if, while a registration request pursuant to
this Section 7(a) is pending, LSI determines in the good faith judgment of the principal securities counsel or outside securities counsel of LSI that the filing of a registration statement would require disclosure of material information which LSI has a bona fide business purpose for preserving as confidential, LSI shall not be required to effect a registration pursuant to this Section 7(a) until the date upon which such material information is disclosed to the public or ceases to be material; and

                           (iv)     Stockholder shall exercise registration
rights pursuant to this Section 7(a) one time only; provided, that a registration will not count as an exercise of registration rights under this
Section 7(a) until the registration statement relating to such exercise has become effective; provided, further that the number of shares of LSI Common Stock registered pursuant to a requested pursuant to this Section 7(a) shall be no less than 2% of the total outstanding number of shares of LSI Common Stock outstanding at the time of such request.

                    (v)  the  Company  shall  only  be  obligated  to  effect  a registration requested pursuant to this Section 7(a) by the filing of a registration statement on Form S-3 or any successor form which the Company is eligible to use containing similar disclosure items and incorporation by reference provisions, such form to be selected by the Company, after consultation with counsel.

                  (b) Registration Expenses. "Registration Expenses" for a request pursuant to this Section 7(a) shall be paid by Stockholder. Registration Expenses shall mean all expenses incident to LSI's performance of or compliance with the registration requirements set forth in this Agreement regardless of whether any such registration becomes effective including, without limitation, the following: (i) all fees, disbursements, and expenses of counsel for LSI (United States and foreign), all reasonable fees, disbursements and expenses of
(a) counsel for Stockholder and (b) LSI's independent certified public accountants in connection with the registration of Registrable Securities to be disposed of under the Securities Act; (ii) all fees and expenses in connection with the preparation, printing and filing of the registration statement, any preliminary prospectus or final prospectus, any other offering document and amendments and supplements thereto (including, if applicable, the fees and expenses of any "qualified independent underwriter" and its counsel that may be required by the rules and regulations of the NASD) and the mailing and delivering of copies thereof to the underwriters and dealers; (iii) all cost of printing or producing any agreements among underwriters, underwriting agreements and blue sky or legal investment memoranda, any selling agreements and any other documents in connection with the offering, sale or delivery of Registrable Securities to be disposed of; (iv) all expenses in connection with the qualification of Registrable Securities to be disposed of for offering and sale under state blue sky or securities laws, including the fees and disbursements of counsel or the underwriters in connection with such qualification and in connection with any blue sky and legal investment surveys; (v) any filing fees incident to securing any required review by the NASD of the terms of the sale of Registrable Securities to be disposed of; and (vi) all application and filing fees in connection with listing the Registrable Securities on a national securities exchange or automated quotation system pursuant to the requirements hereof.

                  (c) Incidental Registration. For a period of two years from the date of this Agreement, if Stockholder ceases to be a director of Longhorn Steaks, LSI proposes to register any of its common stock for public sale under the Securities Act, on a form and in a manner which would permit registration of Registrable Securities for sale to the public under the Securities Act, LSI will give prompt written notice to Stockholder of its intention to do so, and upon the written request of Stockholder delivered to LSI within 10 business days after the giving of any such notice (which request shall specify the amount of Registrable Securities intended to be disposed of by Stockholder and the intended method of disposition thereof), LSI will use its reasonable efforts to effect, in connection with the registration of the LSI Common Stock, the registration under the Securities Act of all Registrable Securities which LSI has been so requested to register by Stockholder, to the extent required to permit the disposition (in accordance with the intended method or methods thereof as aforesaid) of Registrable Securities so to be registered; provided that:

                           (i)      if, at any time after giving such written
notice of its intention to register any LSI Common Stock and prior to the effective date of the registration statement filed in connection with such registration, LSI shall determine for any reason not to register the LSI Common Stock LSI may, at its election, give written notice of such determination to Stockholder and thereupon LSI shall be relieved of its obligation to register such Registrable Securities in connection with the registration of such LSI Common Stock;

                           (ii)     LSI shall not be required to effect any
registration of Registrable Securities under this Section 7(c) incidental to the registration of any of its securities solely in connection with mergers, acquisitions, exchange offers, recapitalizations, reclassifications, subscription offers, dividend reinvestment plans or stock option or other benefit plans; and
                           (iii)            in the event that Stockholder
requests the registration of Registrable Securities in connection with any underwritten registration of LSI Common Stock and the managing underwriter of such registration informs Stockholder and any other holder of securities of LSI requesting registration in connection with such registration of LSI Common Stock in writing of its belief that the distribution of all or a specified number of such Registrable Securities concurrently with the securities being distributed by such underwriters would interfere with the successful marketing of the securities being distributed by such underwriters, then LSI may, upon written notice to Stockholder and all such other requesting holders, reduce pro rata (if and to the extent stated by such managing underwriter to be necessary to eliminate such effect) the number of such securities, the registration of which shall have been requested by Stockholder and each such other holder so that the resultant aggregate number of such securities so included in such registration shall be equal to the number of securities stated in such managing underwriter's letter.
No registration of Registrable Securities effected under this Section 7(c) shall relieve LSI of its obligation to effect the one demand registration of Registrable Securities pursuant to Section 7(a).

                  (d) Registration Expenses. Stockholder will pay all incremental Registration Expenses in connection with any registration pursuant to Section 7(c) that are attributable to Stockholder's participation in such registration, including, specifically, fees and expenses of counsel for Stockholder.

                  (e) Registration and Qualification. In connection with the filing of a Registration Statement pursuant to Section 7(a), and in supplementation and not in limitation of the provisions hereof, Longhorn Steaks shall:

                           (i)      notify the Stockholder as to the filing of
the Registration Statement and of all amendments or supplements thereto filed prior to the effective date of such Registration Statement;
                           (ii)     notify the Stockholder, promptly after
Longhorn Steaks shall receive notice thereof, of the time when said Registration Statement became effective or when any amendment or supplement to any prospectus forming a part of such Registration Statement has been prepared or filed and use its reasonable efforts to ensure that the Registration Statement remains effective for 120 days;

                           (iii)        notify the Stockholder promptly of any
request by the SEC for the amending or supplementing of such Registration Statement or prospectus or for additional information;

                           (iv)     prepare and promptly file with the SEC and
promptly notify the Stockholder of the filing of any amendments or supplements to such Registration Statement or prospectus as may be necessary to correct any statements or omissions if, at any time when a prospectus relating to the Registrable Securities is required to be delivered under the Securities Act, any event with respect to Longhorn Steaks shall have occurred as a result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading; and, in addition, prepare and file with the SEC, promptly upon the Stockholder' written request, any amendments or supplements to such Registration Statement or prospectus which may be reasonably necessary or advisable in connection with the distribution of the Registrable Securities;
                           (v)      prepare, promptly upon request of the
Stockholder or any underwriters for the Stockholder, such amendment or amendments to such Registration Statement and such prospectus or prospectuses as may be reasonably necessary to permit compliance with the requirements of
Section 10(a)(3) of the Securities Act;

                           (vi)     advise the Stockholder promptly after
Longhorn Steaks shall receive notice or obtain knowledge of the issuance of any stop order by the SEC suspending the effectiveness of any such Registration Statement or amendment thereto or of the initiation or threatening of any proceeding for that purpose, and promptly use its reasonable efforts to prevent the issuance of any stop order or obtain its withdrawal promptly if such stop order should be issued;
                           (vii)        use its reasonable efforts to qualify,
as soon as reasonably practicable, the Registrable Securities for sale under the securities or Blue Sky laws of such states and jurisdictions within the United States as shall be reasonably requested by the Stockholder (or any underwriter therefor); provided, that Longhorn Steaks shall not be required in connection therewith or as a condition thereto to qualify to do business, to become subject to taxation or to file a consent to service of process generally in any of the aforesaid states or jurisdictions;

                           (viii)       furnish the Stockholder (and any
underwriter therefor), as soon as available, copies of any Registration Statement and each preliminary or final prospectus, or supplement or amendment required to be prepared pursuant hereto, all in such quantities as the Stockholder (or such underwriters) may, from time to time, reasonably request;

                           (ix)     if requested by the Stockholder, enter into
an  agreement  with  the  underwriters  of  the  Registrable   Securities  being
registered containing customary provisions and reflecting the foregoing; and


                  (f) Blackout Periods. (a) At any time when a registration statement effected pursuant to Section 8(a) hereunder relating to Registrable Securities is effective, upon written notice from LSI to Stockholder that either:
                           (i)      LSI has determined to engage in a LSI
Offering and has been advised in writing (with a copy to Stockholder) by a recognized national independent investment banking firm selected by LSI that, in such firm's opinion, Stockholder's sale of Registrable Securities pursuant to the registration statement would adversely affect LSI's own immediately planned LSI Offering (a "Transaction Blackout"); or

                           (ii)     LSI determines in the good faith judgment
of the principal securities counsel or outside securities counsel of LSI that Stockholder's sale of Registrable Securities pursuant to the registration statement would require disclosure of material information which LSI has a bona fide business purpose for preserving as confidential (an "Information Blackout"),
Stockholder shall suspend sales of Registrable Securities pursuant to such registration statement until the earlier of:

                                    (X)     (i)      in the case of a
Transaction Blackout, the earlier of (A) 30 days after the completion of such LSI Offering, (B) the termination of any "black out" period required by the underwriters to be applicable to Stockholder, if any, in connection with such LSI Offering, (C) promptly after abandonment of such LSI Offering and (D) 60 days after the date of LSI's written notice of Transaction Blackout or

                                            (ii)     in the case of an
Information Blackout, the earlier of (A) the date upon which such material information is disclosed to the public or ceases to be material or (B) 60 days after LSI makes such good faith determination and
                                    (Y)     such time as LSI notifies
Stockholder that sales pursuant to such registration statement may be resumed (the number of days from such suspension of sales of Stockholder until the day when such sales may be resumed hereunder is hereinafter called a "Sales Blackout Period"); provided, that LSI may not impose a Transaction Blackout following the printing and distribution of a preliminary prospectus in any underwritten public offering of Registrable Securities until the termination of the distribution of such Registrable Securities.

                           (iii)            If there is a Transaction Blackout
or an Information Blackout, the time period set forth in Section 8(e)(ii) shall be extended for a number of days equal to the number of days in the Sales Blackout Period.
                  (g) Preparation; Reasonable Investigation. In connection with the preparation and filing of a registration statement registering Registrable Securities under the Securities Act, LSI will give Stockholder and the underwriters, if any, and their respective counsel and accountants, such reasonable and customary access to its books and records and such opportunities to discuss the business of LSI with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of Stockholder and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

                  (h) Non-exclusive Means of Sale. Nothing in this Agreement shall be deemed to preclude Stockholder from selling any Registrable Securities in accordance with the provisions of Rule 144 or Rule 145(d) (or any successor provision thereto) under the Securities Act in accordance with the provisions hereof.

                  (i) Stockholder agrees that for a period of up to 90 days (or such other period, not to exceed 180 days, as Longhorn Steaks may agree with the managing underwriter) after the effective date of any underwritten public offering of Longhorn Steaks Common Stock, Stockholder will not, directly or indirectly, sell, offer to sell or otherwise dispose of any Longhorn Steaks Common Stock other than any of Stockholder's Longhorn Steaks Common Stock included in such public offering unless otherwise consented by the representative of the underwriters in such public offering.

       8. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.
       9. Further Assurances. The Stockholder shall, upon request of LSI, execute and deliver any additional documents and take such further actions as may reasonably be deemed by LSI to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Stockholder's Shares as contemplated by Section 4 in LSI and the other irrevocable proxies described therein at the expense of LSI.

       10. Termination. This Agreement, and all rights and obligations of the parties hereunder; shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.
       11.    Miscellaneous.

              (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

              (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to LSI, to the address set forth in Section 11.8 of the Merger Agreement; and (ii) if to the Stockholder; to its address shown below its signature on the last page hereof.

              (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

              (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

              (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

              (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

              (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a) hereof. Any assignment in violation of the foregoing shall be void.

              (h) The Stockholder agrees that irreparable damage would occur and that LSI would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that LSI shall be entitled to an injunction or injunctions to prevent breaches by the Stockholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware (and any appellate courts therefrom), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of the Chancery Court of the State of Delaware (and any appellate courts therefrom) in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than such court.

              (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

              (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

       IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Stockholders Agreement as of the day and year first above written.

                                    LONGHORN STEAKS, INC.


                                   By:/s/ Richard E. Rivera
                                          President


                                    BUGABOO CREEK STEAK HOUSE, INC.



                                    By:/s/ Edward P. Grace, III
                                           President


                                    STOCKHOLDER:

                                    /s/ Edward P. Grace, III
                                    Name: Edward P. Grace, III
                                    Address: 5091 Isleworth Country Club Dr.
                                             Windermere, FL 34786
                                    Number of Shares
                                    Beneficially Owned:   2,415,000